Exhibit 99.35

Valour Inc. Appoints Sue Ennis to Board of Directors

●	Award-winning emerging technology and innovation champion, Sue Ennis, joins Valour’s Board of Directors.

●	Sue Ennis brings a wealth of experience, having driven retail and institutional investor interest in under-appreciated Canadian companies, transforming them into multi-billion market cap opportunities.

●	She is currently the VP of Corporate Development at Hut 8, one of Canada’s leading data infrastructure operators and Bitcoin miners.

●	Previous roles include leadership positions at Shyft Networks, Coinsquare, Voyager, and Invesco.

TORONTO – June 22, 2023 – Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, is delighted to announce the appointment of Sue Ennis to its board of directors (the “Board”).

Sue Ennis is an acclaimed leader in emerging technology and innovation, known for her passion in ushering global investor awareness and capital into opportunities within Canada’s thriving technology, natural resources, and small cap sectors. With over 15 years of experience, she has raised over a billion dollars for Canadian structured product and small cap companies, propelling hidden Canadian gems into significant market cap opportunities.

In her current role as the VP of Corporate Development at Hut 8, one of Canada’s largest data infrastructure operators and Bitcoin miners, Sue continues to influence the trajectory of technology and innovation in Canada. Her previous leadership roles at Shyft Networks, Coinsquare, Voyager, and Invesco reflect her dynamic career and dedication to the tech and financial sectors.

“Sue’s expansive knowledge in the technology and finance sectors, coupled with her commitment to driving innovation, perfectly aligns with Valour’s strategic direction,” stated Olivier Roussy Newton, CEO of Valour. “We are confident that her contributions will greatly enhance our board and positively impact our company’s path forward.”

The appointment of Ms. Ennis to the Board bolsters Valour’s leadership, reinforcing the Company’s pledge to pioneer the integration of traditional and decentralised finance. This move underscores Valour’s commitment to cultivating a leadership team that promotes innovation and sustainability amid an evolving financial landscape.

Please join us in welcoming Sue Ennis to her new role on the Board of Directors at Valour. Her expertise, leadership, and passion for innovation promise to guide Valour to new heights.

About Valour

Valour Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the appointment of directors; the development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralized finance (“DeFi”) and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

CBOE CANADA DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations
ir@valour.com